FLEET LEASING & MAINTENANCE | DEDICATED TRANSPORTATION | SUPPLY CHAIN SOLUTIONS

Ryder Ever better.

Fourth Quarter 2019 Earnings & 2020 Forecast Conference Call

February 13, 2020


Ryder

Safe Harbor and Non-GAAP Financial Measures

Note Regarding Forward-Looking Statements:

Certain statements and information included in this presentation are "forward-looking statements" under the Federal Private Securities Litigation Reform Act of 1995, including our forecast, outlook, expectations regarding market trends and economic environment; our financial condition; our fleet growth; performance in our product lines and segments; the strength of our contractual sales pipeline; demand, utilization and pricing in our commercial rental business; demand, sales and pricing in used vehicle sales; used vehicle inventory levels; residual values and depreciation expense; adjusted return on capital; adjusted return on equity, operating cash flow; free cash flow; capital expenditures; leverage; our ability to make investments in and obtain our projected benefits from sales, lease pricing, marketing, IT, e-commerce and new product initiatives; costs of implementing our ERP system; the impact and adequacy of steps we have taken to address our cost structure and improve returns; our ability to implement our asset management strategy to right size the rental fleet; our ability to successfully implement our maintenance cost-savings initiatives; our ability to gain market acceptance of our new products and services; and OEM production levels. Our forward-looking statements also include our estimates of the impact of our changes to residual value estimates on earnings and depreciation expense. The expected impact of the change in residual value estimates is based on our current assessment of the residual values and useful lives of revenue-earning equipment based on multi-year trends and our outlook for the expected near-term used vehicle market. Our assessment is subject to risks, uncertainties, and assumptions as to future events that may not prove to be accurate. Factors that could cause actual results related to vehicle residual values to materially differ from estimates include, but are not limited to, changes in supply and demand, competitor pricing, regulatory requirements, driver shortages, requirements and preferences, as well as changes in underlying assumption factors.

All of our forward-looking statements should be evaluated with consideration given to the many risks and uncertainties inherent in our business that could cause actual results and events to differ materially from those in the forward-looking statements. Important factors that could cause such differences include, among others, our ability to adapt to changing market conditions, lower than expected contractual sales, decreases in commercial rental demand or utilization or poor acceptance of rental pricing, worsening of market demand for or excess supply of used vehicles impacting current and/or estimated pricing and our anticipated proportion of retail versus wholesale sales, lack of customer demand for our services, higher than expected maintenance costs, lower than expected benefits from our cost-savings initiatives, lower than expected benefits from our sales, marketing and new product initiatives, higher than expected costs related to our ERP implementation, setbacks or uncertainty in the economic market or in our ability to grow and retain profitable customer accounts, implementation or enforcement of regulations, decreases in freight demand or volumes, poor operational execution including with respect to new accounts and product launches, our difficulty in obtaining adequate profit margins for our services, our inability to maintain current pricing levels due to soft economic conditions, business interruptions or expenditures due to labor disputes, severe weather or natural occurrences, competition from other service providers and new entrants, lower than anticipated customer retention levels, loss of key customers, driver and technician shortages resulting in higher procurement costs and turnover rates, higher than expected bad debt reserves or write-offs, changes in customers' business environments that will limit their ability to commit to long-term vehicle leases, a decrease in credit ratings, increased debt costs, adequacy of accounting estimates, higher than expected reserves and accruals particularly with respect to pension, taxes, depreciation, insurance and revenue, impact of changes in our residual value estimates and accounting policies, including our depreciation policy, the sudden or unusual changes in fuel prices, unanticipated currency exchange rate fluctuations, our ability to manage our cost structure, and the risks described in our filings with the Securities and Exchange Commission (SEC). The risks included here are not exhaustive. New risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risks on our business. Accordingly, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Note Regarding Non-GAAP Financial Measures: This news release includes certain non-GAAP financial measures as defined under SEC rules, including:

Comparable Earnings Measures, including comparable earnings from continuing operations, comparable earnings per share from continuing operations, comparable earnings before income tax, comparable earnings before interest, income tax, depreciation and amortization, and comparable effective income tax rate. Additionally, our adjusted return on equity (ROE), adjusted return on capital (ROC) and adjusted return on capital spread (ROC spread) measures are calculated based on adjusted earnings items.

Operating Revenue Measures, including operating revenue for Ryder and its business segments, and segment EBT as a percentage of operating revenue.

Cash Flow Measures, including total cash generated and free cash flow.

Debt Measures, including total obligations and total obligations to equity.

Refer to Appendix - Non-GAAP Financial Measures for reconciliations of the non-GAAP financial measures contained in this presentation to the nearest GAAP measure. Additional information regarding non-GAAP financial measures as required by Regulation G and Item 10(e) of Regulation S-K can be found in our most recent Form 10-K, Form 10-Q, and our Form 8-K filed with the SEC as of the date of this presentation, which are available at http://investors.ryder.com.

All amounts subsequent to January 1, 2017 have been recast to reflect the impact of the lease accounting standard, ASU 2016-02, *Leases.*
Amounts throughout the presentation may not be additive due to rounding.

Contents

- **Fourth Quarter 2019 Results**
- 2020 Forecast
- Action Plans and Financial Model
- Q & A

FLEET LEASING & MAINTENANCE | DEDICATED TRANSPORTATION | SUPPLY CHAIN SOLUTIONS

4th Quarter Results Overview

- Earnings (loss) per diluted share from continuing operations was $(1.02) vs. $2.12 in 4Q18

    - 4Q19 included higher depreciation expense related to change in vehicle residual value estimates, as well as $0.59 in non-operating pension costs, which includes a one-time $0.45 pension settlement charge, a $0.31 net charge for restructuring and other items, and a $0.11 charge for ERP implementation

    - 4Q18 included a net benefit from tax reform-related and other tax adjustments of $0.38, partially offset by non-operating pension costs of $0.06 and restructuring and other items of $0.06

- Comparable earnings (loss) per share from continuing operations was $(0.01) vs. $1.87 in 4Q18

    - 4Q19 comparable earnings per share included $1.67 of higher depreciation expense (non-cash) related to reduced vehicle residual value estimates

- Total revenue increased 1% and operating revenue increased 3% vs. prior year

FLEET LEASING & MAINTENANCE   I   DEDICATED TRANSPORTATION   I   SUPPLY CHAIN SOLUTIONS

Ryder
Ever better.

Key Financial Statistics

Fourth Quarter *($Millions, Except Per Share Amounts)*

	2019	2018	%B/(W)
Total Revenue	$ 2,277	$ 2,260	1 %
Fuel and Subcontracted Transportation	$ (428)	$ (464)	(8)%
Operating Revenue	$ 1,848	$ 1,796	3 %
Earnings (Loss) Per Share from Continuing Operations	$ (1.02)*	$ 2.12	NM
Comparable Earnings (Loss) Per Share from Continuing Operations	$ (0.01)*	$ 1.87	NM
Memo:			
Earnings (Loss) from Continuing Operations	$ (53.1)	$ 111.8	NM
Comparable EBITDA	$ 563.5	$ 559.8	1 %
Average Shares *(Millions)* - Diluted	52.3	52.8	
Tax Rate / (Benefit) from Continuing Operations	(56.6)%	3.6 %	
Comparable Tax Rate / (Benefit) from Continuing Operations	(98.7)%	21.0 %	
Adjusted Return on Capital vs. Cost of Capital (Trailing 12 months)	(2.9)%	0.4 %	
Adjusted Return on Equity (Trailing 12 months)	0.3 %	12.7 %	

*Includes increase in non-cash depreciation expense of $1.67 per share due to change in residual value estimates effective July 1, 2019.

NM - Not Meaningful

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

4th Quarter Results Overview – FMS

- **Fleet Management Solutions (FMS) total revenue up 4% and FMS operating revenue up 6%**
  - ChoiceLease revenue up 9%
  - SelectCare revenue up 5%
  - Commercial rental revenue down 4%

- **FMS earnings declined reflecting an increase in depreciation expense**
  - $118M in higher depreciation expense related to reduced residual value estimates
  - Results also impacted by lower rental performance and higher insurance costs

- **FMS loss before tax (EBT) of $(80)M compared to earnings of $111M in the prior year**
  - FMS EBT percent of FMS total revenue declined to (5.6)%
  - FMS EBT percent of FMS operating revenue declined to (6.5)%

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

4th Quarter Used Vehicle Sales Update - FMS

- **Sold 6,000 used vehicles during the fourth quarter, up 33% from the prior year and up 13% sequentially**

- **Used vehicles inventory was 9,400 at quarter end, up from 6,900 in the prior year**
  - Increased by 2,100 vehicles sequentially due to higher lease replacement activity

- **Proceeds per unit were down 25% for tractors and down 10% for trucks in the fourth quarter compared with prior year**
  - Lower proceeds driven by softer market conditions
  - Proceeds per unit were down 13% for tractors and down 5% for trucks, sequentially

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

4th Quarter Results Overview – SCS

- **Supply Chain Solutions (SCS) total revenue down 3% and operating revenue down 5%**
  - SCS total and operating revenue decreased due to previously announced lost business and customer labor strikes, partially offset by higher pricing

- **SCS earnings increased due to improved operating performance, partially offset by impacts from customer labor strikes and a $3M impact from change in residual value estimates for vehicles used by SCS**

- **SCS earnings before tax (EBT) up 3%**
  - SCS EBT percent of SCS total revenue up 30 basis points to 5.0%
  - SCS EBT percent of SCS operating revenue up 50 basis points to 6.9%

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

Ryder
Ever better.

4th Quarter Results Overview – DTS

- **Dedicated Transportation Solutions (DTS) total revenue down 5% and DTS operating revenue up 4%**
  - DTS total revenue reflects lower subcontracted revenue and lower fuel costs passed through to customers
  - DTS operating revenue reflects higher pricing and new business

- **DTS earnings increased due to improved operating performance and favorable developments from prior period insurance claims, partially offset by $6M impact from change in residual value estimates for vehicles used by DTS**

- **DTS earnings before tax (EBT) up 15%**
  - DTS EBT percent of DTS total revenue up 80 basis points to 5.2%
  - DTS EBT percent of DTS operating revenue up 70 basis points to 7.5%

Capital Expenditures

Full Year

	2019	2018	2019 $ O/(U) 2018
ChoiceLease	$ 2,871	$ 2,207	$ 665
Commercial Rental	557	797	(240)
Operating Property and Equipment	193	162	31
Gross Capital Expenditures	3,620	3,165	455
Less: Proceeds from Sales (Primarily Revenue Earning Equipment)[1]	(518)	(396)	122
Net Capital Expenditures	$ 3,102	$ 2,769	$ 333

(1) Includes proceeds of $43 million related to the sale of SCS properties during the second quarter of 2019.

Cash Flow and Leverage

Full Year

($ Millions)

	2019	2018
Earnings from Continuing Operations	$ (23)	$ 287
Depreciation	1,879	1,389
Used Vehicle Sales, Net	59	22
Amortization and Other Non-Cash Charges, Net	273	197
Pension Contributions	(72)	(28)
Collections from Sales-type Leases	121	83
Changes in Working Capital and Deferred Taxes	(96)	(232)
Cash Provided by Operating Activities	2,141	1,718
Proceeds from Sales (Primarily Revenue Earning Equipment)	518	396
Total Cash Generated	2,659	2,114
Capital Expenditures [1]	(3,735)	(3,050)
Free Cash Flow	$ (1,077)	$ (936)
Debt to Equity [2]	320 %	262 %

(1)   Capital expenditures presented net of changes in accounts payable related to purchases of revenue earning equipment.
(2)   Target debt to equity range is 250 - 300%.

Contents

- Fourth Quarter 2019 Results
- **2020 Forecast**
- Action Plans and Financial Model
- Q & A

FLEET LEASING & MAINTENANCE   I   DEDICATED TRANSPORTATION   I   SUPPLY CHAIN SOLUTIONS

2020 Forecast Assumptions

General

- Moderate growth economic environment

- Continued strong contractual sales activity in SCS and improved sales activity in DTS

- Lower ChoiceLease sales from lower OEM production and pricing actions

FMS

- ChoiceLease active fleet up to 1k vehicles; ChoiceLease total fleet down due to progress reducing the number of vehicles being prepared for sale

- Rental: lower demand (down ~10%), particularly for tractors, pricing up modestly, utilization higher in 2H20 and ending fleet down ~9% year-over-year

- Positive free cash flow of $350M expected due to lower lease and rental capital spending

- $1.65 EPS tailwind from depreciation policy, accelerated depreciation and used vehicle gains/ losses, primarily reflecting lower year-over-year impact from residual value estimate changes

- Used vehicle pricing to remain soft during 1H20 with a modest recovery in the 2H20; higher sales volumes expected

- Continued benefits from maintenance initiative - increased to $100M; incremental benefit will be partially offset by higher costs to prepare vehicles for sale in 2020

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

Ryder
Ever better.

2020 Forecast Assumptions

SCS

- Revenue growth in 1H20 slowed by continued impact from prior year lost business; 2H20 growth rate improved

- Earnings benefit from higher pricing and new business offset by strategic investments, prior year favorable insurance developments and residual value estimate changes

DTS

- Revenue growth slowed by lower net sales activity and fewer large deals in 2H19

- Earnings headwinds from prior year favorable insurance developments, residual value estimate changes and strategic investments

Other

- Continued cost reductions from Zero Based Budgeting program

- Strategic investments of $35M to drive future revenue and earnings growth

- Two-year 1.5 million share anti-dilutive repurchase program available

Key Financial Statistics

($Millions, Except Per Share Amounts)

	2020 Forecast	2019	%B/(W)
Revenue:			
Total Revenue	$ 9,000	$ 8,926	1 %
Fuel and Subcontracted Transportation	$ (1,800)	$ (1,701)	6 %
Operating Revenue	$ 7,200	$ 7,224	— %
Earnings From Continuing Operations:			
Earnings Before Income Taxes	$25 - $60	$ (42)	NM
Earnings	$12 - $30	$ (23)	NM
Comparable Earnings Before Income Taxes	$85 - $115	$ 56	NM
Comparable Earnings	$60 - $80	$ 54	11% - 48%
Earnings Per Share (EPS) from Continuing Operations:			
EPS	$0.22 - $0.62	$ (0.45) *	NM
Comparable EPS	$1.10 - $1.50	$ 1.01 *	9% - 49%
Memo:			
Adjusted Return on Equity (Trailing 12 Months)	2.7 %	0.3 %	
Comparable EBITDA	$2,235 - $2,265	$ 2,268	(1)% - 0%
Average Shares (Millions) - Diluted	52.8	52.3	
Tax Rate from Continuing Operations	47 %	45 %	
Comparable Tax Rate from Continuing Operations	31 %	5 %	
Adjusted Return on Equity	2.7 %	0.3 %	

*Includes increase in non-cash depreciation expense of $4.19 per share due to change in residual value estimates effective July 1, 2019.

NM - Not Meaningful

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

Business Segment Revenue

	2020 Forecast Change % vs. 2019
Fleet Management Solutions:	
Total Revenue	1%
Operating Revenue [1][2]	—
ChoiceLease Revenue	2%
Commercial Rental Revenue	(7)%
Supply Chain Solutions:	
Total Revenue	4%
Operating Revenue [1][2]	2%
Dedicated Transportation Solutions:	
Total Revenue	(5)%
Operating Revenue [1][2]	(1)%

(1) Excludes fuel revenue.
(2) Excludes subcontracted transportation revenue.

FLEET LEASING & MAINTENANCE   I   DEDICATED TRANSPORTATION   I   SUPPLY CHAIN SOLUTIONS

2020 Causes of Comparable EPS Change (1)

($ Earnings Per Share)



(1) Represents Comparable EPS from Continuing Operations.

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

Capital Expenditures, Cash Flow & Leverage

Full Year

($ Millions)

	2020 Forecast	2019	2020 $ O/(U) 2019
ChoiceLease			
Replacement	$ 1,500	$ 1,686	$ (186)
Growth	300	1,185	(885)
Total ChoiceLease	1,800	2,871	(1,071)
Commercial Rental			
Replacement	130	557	(427)
Growth	—	—	—
Total Commercial Rental	130	557	(427)
Operating Property and Equipment	190	193	(3)
Gross Capital Expenditures	2,120	3,620	(1,500)
Less: Proceeds from Sales (Primarily Revenue Earning Equipment)[1]	(430)	(518)	(88)
Net Capital Expenditures	$ 1,690	$ 3,102	$ (1,412)
Cash Provided by Operating Activities	$ 2,130	$ 2,141	$ (11)
Total Cash Generated	$ 2,560	$ 2,659	$ (99)
Free Cash Flow	$ 350	$ (1,077)	$ 1,427
Debt to Equity	315 %	320 %	5 pct pts

(1) Includes proceeds of $43 million related to the sale of SCS properties during the second quarter of 2019.

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

EPS – Continuing Operations

($ Earnings Per Share)

	Full Year EPS	
	2020 Forecast	2019
GAAP	$0.22 - $0.62	($0.45)
Comparable	$1.10 - $1.50	$1.01

	First Quarter EPS	
	2020 Forecast	2019
GAAP	$(1.00) - $(1.15)	$0.87
Comparable	$(0.65) - $(0.80)	$1.11

FLEET LEASING & MAINTENANCE | DEDICATED TRANSPORTATION | SUPPLY CHAIN SOLUTIONS

Ryder Ever better.

19

Contents

- Fourth Quarter 2019 Results
- 2020 Forecast
- **Action Plans and Financial Model**
- Q & A

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

Actions to Increase Returns

- Further **ChoiceLease price increases** during 2020

- **Pruning underperforming accounts** upon renewal in order to improve returns

- Increased expected savings from **multi-year maintenance initiative to $100M**

- **Closed underperforming FMS facilities** in the US and Canada in 4Q19

- **Expanded used vehicle retail sales capacity** by increasing locations and inside sales and enhancing used vehicle sales website

- **Discontinued liability extension program** on customer lease vehicles to reduce future exposure

- **Accelerate growth in supply chain and dedicated** through strategic investments in sales and marketing resources

- Future awards under our executive compensation programs **more heavily weighted to cash flow and returns-based metrics, and less weighted on revenue**

Financial Model

Our primary financial target relates to Return on Equity

Adjusted Return on Equity	11 - 15%

Component drivers to achieve ROE target include:

Operating Revenue Growth	
Fleet Management	Mid Single Digit
Supply Chain & Dedicated	High Single Digit
EBT as % of Operating Revenue	
All Segments	High Single Digit
Leverage (Debt-to-Equity)	250 - 300%

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

Contents

- Fourth Quarter 2019 Results
- 2020 Forecast
- Action Plans and Financial Model
- **Q & A**

FLEET LEASING & MAINTENANCE | DEDICATED TRANSPORTATION | SUPPLY CHAIN SOLUTIONS

Q&A

FLEET LEASING & MAINTENANCE | DEDICATED TRANSPORTATION | SUPPLY CHAIN SOLUTIONS

Ryder
Ever better.

Appendix

Impact from Residual Value Estimate Change

ChoiceLease Fleet Count - Active Fleet

Key Financial Statistics

Business Segment Detail

Central Support Services

Balance Sheet

Adjusted Return on Equity

Adjusted Return on Capital

Growth Capital Expenditures

Financial Indicators Forecast

Asset Management

Non-GAAP Financial Measures & Reconciliations

FLEET LEASING & MAINTENANCE | DEDICATED TRANSPORTATION | SUPPLY CHAIN SOLUTIONS

Impact from Residual Value Estimate Change

($ millions)

2019 Actual

$	289	2H19 depreciation impact estimate (7/1/19 change)
	8	Variance to depreciation impact estimate (7/1/19 change)
	60	FY19 depreciation impact (1/1/19 change)
	357	FY19 depreciation impact from residual value estimate changes
	59	FY19 losses from used vehicle sales
$	415	Total pre-tax impact from depreciation and UVS losses

2020 Forecast

$	250	FY20 depreciation impact estimate (7/1/19 change)
	25	FY20 depreciation impact estimate (1/1/19 change)
	275	FY20 estimated depreciation impact from residual value estimate changes
	20	FY20 estimated losses from used vehicle sales
$	295	Total estimated pre-tax impact from depreciation and UVS losses

$	120	*Lower estimated year-over-year pre-tax impact from residual value estimate change*
	$1.65	*Lower estimated year-over-year after-tax per share impact from residual value estimate change*

FLEET LEASING & MAINTENANCE   I   DEDICATED TRANSPORTATION   I   SUPPLY CHAIN SOLUTIONS

ChoiceLease Fleet Count - Active Fleet

ChoiceLease	2019	2018	2017	2019 O/(U) 2018	2018 O/(U) 2017
Average Active Vehicles [1]	144,300	134,400	129,300	7 %	4 %
Revenue per Average Active Vehicle	$ 21,600	$ 21,300	$ 20,700	1 %	3 %
End of Period Active Vehicles	147,400	139,200	131,000	6 %	6 %

(1) Active ChoiceLease vehicles are those units that earned revenue during the period, and are not classified as not yet earning or no longer earning units.

Key Financial Statistics

<u>Full Year</u>   *($ Millions, Except Per Share Amounts)*

	2019	2018	%B/(W)
Total Revenue	$ 8,926	$ 8,414	6 %
Fuel and Subcontracted Transportation	$ (1,701)	$ (1,716)	(1)%
Operating Revenue	$ 7,224	$ 6,698	8 %
Earnings Per Share from Continuing Operations	$ (0.45)*	$ 5.43	NM
Comparable Earnings Per Share from Continuing Operations	$ 1.01 *	$ 5.95	(83)%
Memo:			
Earnings from Continuing Operations	$ (23.3)	$ 286.9	NM
Comparable EBITDA	$ 2,268	$ 2,049	11 %
Average Shares *(Millions)* - Diluted	52.3	52.7	
Tax Rate from Continuing Operations	44.9 %	26.3 %	
Comparable Tax Rate from Continuing Operations	4.5 %	24.8 %	

*Includes increase in non-cash depreciation expense of $4.19 per share due to change in residual value estimates effective July 1, 2019.

NM = Not Meaningful

FLEET LEASING & MAINTENANCE | DEDICATED TRANSPORTATION | SUPPLY CHAIN SOLUTIONS

Ryder
Ever better.

Business Segments

Fourth Quarter

($ Millions)

	2019	2018	% B/(W)	Memo: Operating Revenue 2019	Memo: Operating Revenue 2018	Memo: Operating Revenue % B/(W)
Total Revenue:						
Fleet Management Solutions	$1,431.5	$ 1,382.1	4 %	$ 1,234.1	$ 1,168.1	6 %
Supply Chain Solutions	648.7	670.4	(3)%	466.4	489.6	(5)%
Dedicated Transportation Solutions	346.4	363.1	(5)%	241.3	233.1	4 %
Eliminations	(150.1)	(155.5)	3 %	(93.4)	(94.8)	1 %
Total	$2,276.5	$ 2,260.2	1 %	$ 1,848.4	$ 1,796.0	3 %
Segment Earnings (Loss) Before Tax: [(1)]						
Fleet Management Solutions	$ (80.4)	$ 111.4	NM			
Supply Chain Solutions	32.4	31.4	3 %			
Dedicated Transportation Solutions	18.1	15.8	15 %			
Eliminations	(8.1)	(18.9)	57 %			
	(38.0)	139.6	NM			
Central Support Services (Unallocated Share)	(14.7)	(14.7)	1 %			
Non-operating Pension Costs	(40.3)	(4.3)	NM			
Other Items Impacting Comparability	(29.2)	(4.5)	NM			
Earnings (Loss) Before Income Taxes	(122.2)	116.0	NM			
Provision for (Benefit From) Income Taxes	(69.2)	4.2	NM			
Earnings (Loss) from Continuing Operations	$ (53.1)	$ 111.8	NM			
Comparable Earnings (Loss) from Continuing Operations	$ (52.7)	$ 124.8	NM			

NM - Not meaningful
Note: Amounts may not be additive due to rounding.
(1) Our primary measure of segment financial performance excludes unallocated CSS, non-operating pension costs and restructuring and other items, net.

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

29

Business Segments

Full Year
($ Millions)

	2019	2018	% B/(W)	Memo: Operating Revenue 2019	2018	% B/(W)
Total Revenue:						
Fleet Management Solutions	$5,571.4	$ 5,258.7	6 %	$ 4,755.0	$ 4,411.0	8 %
Supply Chain Solutions	2,551.3	2,398.1	6 %	1,880.0	1,765.3	6 %
Dedicated Transportation Services	1,417.5	1,333.3	6 %	972.7	870.5	12 %
Eliminations	(614.4)	(576.2)	(7)%	(383.4)	(348.8)	(10)%
Total	$8,925.8	$ 8,413.9	6 %	$ 7,224.3	$ 6,698.1	8 %
Segment Earnings (Loss) Before Tax: [1]						
Fleet Management Solutions	$ (70.3)	$ 340.0	NM			
Supply Chain Solutions	145.1	130.3	11 %			
Dedicated Transportation Services	81.1	61.2	33 %			
Eliminations	(50.7)	(63.6)	20 %			
	105.2	467.9	(78)%			
Central Support Services (Unallocated Share)	(49.1)	(49.1)	— %			
Non-operating Pension Costs	(60.4)	(7.5)	NM			
Other Items Impacting Comparability	(38.0)	(21.9)	(74)%			
Earnings (Loss) Before Income Taxes	(42.3)	389.5	NM			
Provision for (Benefit From) Income Taxes	(19.0)	102.5	NM			
Earnings from Continuing Operations	$ (23.3)	$ 286.9	NM			
Comparable Earnings (Loss) from Continuing Operations	$ 53.6	$ 314.8	(83)%			

NM - Not meaningful
Note: Amounts may not be additive due to rounding.
(1) Our primary measure of segment financial performance excludes unallocated CSS, non-operating pension costs and restructuring and other items, net.

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

Fleet Management Solutions (FMS)

($ Millions)

Fourth Quarter

Revenue		2019		2018	% B/(W)
ChoiceLease	$	818.6	$	750.4	9 %
SelectCare		135.8		129.8	5 %
Commercial Rental		256.1		265.7	(4)%
Other		23.6		22.1	7 %
FMS Operating Revenue		1,234.1		1,168.1	6 %
Fuel Services Revenue		197.5		214.1	(8)%
FMS Total Revenue	$	1,431.5	$	1,382.1	4 %

FMS Earnings (Loss) Before Tax					
FMS Earnings (Loss) Before Tax (EBT)	$	(80.4)*	$	111.4	NM
FMS EBT as a % of FMS Total Revenue		(5.6)%		8.1 %	
FMS EBT as a % of FMS Operating Revenue		(6.5)%		9.5 %	

NM - Not meaningful
Note: Amounts may not be additive due to rounding.

* 2019 FMS EBT includes a $118M impact from higher depreciation due to change in residual value estimates effective July 1, 2019.

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

Fleet Management Solutions (FMS)

($ Millions)

Full Year

Revenue		2019		2018	% B/(W)
ChoiceLease	$	3,112.3	$	2,860.3	9 %
SelectCare		541.4		502.8	8 %
Commercial Rental		1,009.1		960.6	5 %
Other		92.3		87.3	6 %
FMS Operating Revenue		4,755.0		4,411.0	8 %
Fuel Services Revenue		816.4		847.7	(4)%
FMS Total Revenue	$	5,571.4	$	5,258.7	6 %

FMS Earnings (Loss) Before Tax					
FMS Earnings (Loss) Before Tax (EBT)	$	(70.3)*	$	340.0	NM
FMS EBT as a % of FMS Total Revenue		(1.3)%		6.5 %	
FMS EBT as a % of FMS Operating Revenue		(1.5)%		7.7 %	

Note: Amounts may not be additive due to rounding.

* 2019 FMS EBT includes a $297M impact from higher depreciation due to change in residual value estimates effective July 1, 2019.

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

Supply Chain Solutions (SCS)

($ Millions)

Fourth Quarter

Revenue		2019		2018	% B/(W)
Automotive	$	164.4	$	170.0	(3)%
Technology & Healthcare		59.3		99.5	(40)%
CPG & Retail		192.4		177.3	9 %
Industrial & Other		50.3		42.8	17 %
SCS Operating Revenue		466.4		489.6	(5)%
Subcontracted Transportation		154.3		149.4	3 %
Fuel		28.0		31.3	(10)%
SCS Total Revenue	$	648.7	$	670.4	(3)%

Earnings Before Tax					
SCS Earnings Before Tax (EBT)	$	32.4 *	$	31.4	3 %
SCS EBT as a % of SCS Total Revenue		5.0 %		4.7 %	
SCS EBT as a % of SCS Operating Revenue		6.9 %		6.4 %	

Note: Amounts may not be additive due to rounding.

* 2019 SCS EBT includes $2.9M negative impact from change in residual value estimates for vehicles used by SCS.

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

Supply Chain Solutions (SCS)

($ Millions)

Full Year

Revenue	2019	2018	% B/(W)
Automotive	$ 693.2	$ 628.8	10 %
Technology & Healthcare	268.3	329.8	(19)%
CPG & Retail	736.1	637.2	16 %
Industrial & Other	182.4	169.5	8 %
SCS Operating Revenue	1,880.0	1,765.3	6 %
Subcontracted Transportation	554.7	521.0	6 %
Fuel	116.6	111.8	4 %
SCS Total Revenue	$ 2,551.3	$ 2,398.1	6 %

Earnings Before Tax			
SCS Earnings Before Tax (EBT)	$ 145.1 *	$ 130.3	11 %
SCS EBT as a % of SCS Total Revenue	5.7 %	5.4 %	
SCS EBT as a % of SCS Operating Revenue	7.7 %	7.4 %	

Note: Amounts may not be additive due to rounding.

* 2019 SCS EBT includes $6.7M negative impact from change in residual value estimates for vehicles used by SCS.

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

Dedicated Transportation Solutions (DTS)

($ Millions)

Fourth Quarter

Revenue	2019	2018	% B/(W)
DTS Operating Revenue	$ 241.3	$ 233.1	4 %
Subcontracted Transportation	69.5	91.1	(24)%
Fuel	35.6	38.9	(9)%
DTS Total Revenue	$ 346.4	$ 363.1	(5)%
Earnings Before Tax			
DTS Earnings Before Tax (EBT)	$ 18.1 *	$ 15.8	15 %
DTS EBT as a % of DTS Total Revenue	5.2 %	4.4 %	
DTS EBT as a % of DTS Operating Revenue	7.5 %	6.8 %	

* 2019 DTS EBT includes $5.7M negative impact from change in residual value estimates for vehicles used by DTS.

Dedicated Transportation Solutions (DTS)

($ Millions)

Full Year

Revenue		2019		2018	% B/(W)
DTS Operating Revenue	$	972.7	$	870.5	12 %
Subcontracted Transportation		299.5		316.0	(5)%
Fuel		145.3		146.8	(1)%
DTS Total Revenue	$	1,417.5	$	1,333.3	6 %

Earnings Before Tax					
DTS Earnings Before Tax (EBT)	$	81.1 *	$	61.2	33 %
DTS EBT as a % of DTS Total Revenue		5.7 %		4.6 %	
DTS EBT as a % of DTS Operating Revenue		8.3 %		7.0 %	

∗ DTS EBT includes $12.7M negative impact from change in residual value estimates for vehicles used by DTS.

Central Support Services (CSS)

($ Millions)

Fourth Quarter

	2019	2018	% B/(W)
Allocated CSS Costs	$ 62.5	$ 60.8	(3)%
Unallocated CSS Costs	14.7	14.7	1 %
Total CSS Costs	$ 77.1	$ 75.6	(2)%

Full Year

	2019	2018	% B/(W)
Allocated CSS Costs	$ 242.4	$ 225.6	(7)%
Unallocated CSS Costs	49.1	49.1	— %
Total CSS Costs	$ 291.5	$ 274.7	(6)%

Note: Amounts may not be additive due to rounding.

Balance Sheet

($ Millions)

	December 31, 2019		December 31, 2018	
Current Assets	$	1,562	$	1,568
Revenue Earning Equipment, Net		10,428		9,416
Operating Property and Equipment, Net		918		862
Other Assets		1,568		1,502
Total Assets	$	14,475	$	13,348
Current Liabilities	$	1,471	$	1,580
Total Debt		7,925		6,649
Other Non-Current Liabilities (including Deferred Income Taxes)		2,603		2,582
Shareholders' Equity		2,476		2,537
Total Liabilities and Shareholders' Equity	$	14,475	$	13,348

Note: Amounts may not be additive due to rounding.

Adjusted Return on Equity⁽¹⁾



FLEET LEASING & MAINTENANCE   I   DEDICATED TRANSPORTATION   I   SUPPLY CHAIN SOLUTIONS

Adjusted Return on Capital



	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Adj ROC O/(U) COC	0.2 %	0.9 %	1.0 %	1.1 %	1.4 %	0.5 %	0.1 %	0.4 %	(2.9)%	(1.9)%
Adjusted Total Capital ($B) [2]	$4.6	$5.2	$5.6	$6.6	$7.1	$7.6	$7.2	$8.5	$10.0	$10.2

(1) These amounts have been recast to reflect the impact of the lease accounting standard adopted in 2019. Periods prior to 2017 do not reflect the impact from the lease accounting standard.

(2) Adjusted Total Capital represents Adjusted Average Total Capital in billions.

FLEET LEASING & MAINTENANCE   I   DEDICATED TRANSPORTATION   I   SUPPLY CHAIN SOLUTIONS

Growth Capital Expenditures

($ Millions)



Growth Capital Expenditures – Lease & Rental

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020 Forecast
Rental	460	184	177	216	270			538		
Lease	263	382	556	691	1,022			1,162		
Total	723	566	733	907	1,292	585	582	1,700	1,185	300

		2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Free Cash Flow	$	(257)	(488)	(340)	(315)	(728)	194	197	(936)	(1,077)	350
Total Cash Generated	$	1,442	1,645	1,783	1,944	1,940	2,099	2,057	2,114	2,659	2,560
Comparable EBITDA	$	1,318	1,540	1,523	1,668	1,802	1,857	1,812	2,049	2,268	2,265

(1) Includes proceeds of $43 million related to the sale of SCS properties during the second quarter of 2019.

Free Cash Flow is impacted by growth capital in the period of initial vehicle investment and by variability in the timing of replacement capital

Total Cash Generated and **Comparable EBITDA** increase following periods of growth as capital is priced into lease contracts and recovered over the contract term

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

Financial Indicators Forecast [1]



Gross Capital Expenditures

($ Millions)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020 Forecast
	$1,760	$2,161	$2,184	$2,298	$2,701	$1,763	$1,941	$3,165	$3,620	$2,120

Lease Commercial Rental PP&E/Other

Free Cash Flow	(257)	(488)	(340)	(315)	(728)	194	197 [4]	(936)	(1,077) [4]	350



Debt to Equity / Total Obligations to Equity [2]

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020 Forecast	Target Mid-Point [5]
	261%	272%	227%	260%	277%	263%	222%	262%	320%	315%	275%

Pension Impact [3]

Debt to Equity	257%	272%	227%	260%	277%	263%	222% [4]	262% [4]	320%	315%	275%

(1) Free Cash Flow exclude acquisitions.
(2) The debt to equity metric was not revised in years prior to 2012 to reflect the change in accounting treatment of certain sale-leaseback transactions as debt.
(3) Illustrates impact of accumulated net pension related equity charge on leverage.
(4) These amounts have been recast to reflect the impact of the lease accounting standard adopted in 2019. Periods prior to 2017 do not reflect the impact from the lease accounting standard.
(5) Represents debt to equity target of 250% to 300% while maintaining solid investment grade credit rating.

Asset Management (US Only)



Redeployments – Vehicles coming off-lease or in Rental with useful life remaining are redeployed in the Ryder fleet (SCS, or with another Lease customer). Redeployments exclude units transferred into the Rental product line.

Extensions – Ryder re-prices lease contract and extends maturity date.

Early terminations – Customer elects to terminate lease prior to maturity. Depending on the remaining useful life, the vehicle may be redeployed in the Ryder fleet (Commercial Rental, SCS, other Lease customer) or sold by Ryder.

(a) Current year statistics may exclude some units due to a lag in reporting
(b) Excludes early terminations where customer purchases vehicle
(c) Beginning in 2018, activity excludes internal assignments. Historical periods not restated to exclude assignments (represents ~30% of volume)

FLEET LEASING & MAINTENANCE   I   DEDICATED TRANSPORTATION   I   SUPPLY CHAIN SOLUTIONS

Non-GAAP Financial Measures

This presentation includes "non-GAAP financial measures" as defined by SEC rules. As required by SEC rules, we provide a reconciliation of each non-GAAP financial measure to the most comparable GAAP measure. Non-GAAP financial measures should be considered in addition to, but not as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP. Specifically, the following non-GAAP financial measures are included in this presentation:

Non-GAAP Financial Measure	Comparable GAAP Measure	Reconciliation & Additional Information Presented on Slide Titled
Operating Revenue Measures:		
Operating Revenue	Total Revenue	Key Financial Statistics
FMS Operating Revenue, SCS Operating Revenue and DTS Operating Revenue	FMS Total Revenue, SCS Total Revenue and DTS Total Revenue	Fleet Management Solutions (FMS), Supply Chain Solutions (SCS) and Dedicated Transportation Solutions (DTS)
FMS EBT as a % of FMS Operating Revenue, SCS EBT as a % of SCS Operating Revenue, and DTS EBT as a % of DTS Operating Revenue	FMS EBT as a % of FMS Total Revenue, SCS EBT as a % of SCS Total Revenue, and DTS EBT as a % of DTS Total Revenue	Fleet Management Solutions (FMS), Supply Chain Solutions (SCS) and Dedicated Transportation Solutions (DTS)
Comparable Earnings Measures:		
Comparable Earnings (Loss) and Comparable EPS	Earnings (Loss) and EPS from Continuing Operations	Earnings (Loss) and EPS from Continuing Operations Reconciliation
Comparable EPS Forecast	EPS Forecast from Continuing Operations	EPS Forecast – Continuing Operations
Comparable Earnings (Loss) Before Income Tax and Comparable Tax Rate	Earnings (Loss) Before Income Tax and Tax Rate	Earnings (Loss) Before Income Tax and Tax Rate from Continuing Operations Reconciliation
Adjusted Return on Equity (Actual and Forecast)	Not Applicable. However, the non-GAAP elements of the calculation have been reconciled to the corresponding GAAP measures. A numerical reconciliation of net earnings to adjusted net earnings and average shareholders' equity to adjusted average equity is provided in the following reconciliations.	Adjusted Return on Equity Reconciliation
Adjusted Return on Capital (ROC) and Adjusted ROC Spread (Actual and Forecast)	Not Applicable. However, non-GAAP elements of the calculation have been reconciled to the corresponding GAAP measures. A numerical reconciliation of net earnings to adjusted net earnings and average total debt and average shareholders' equity to adjusted average total capital is provided.	Adjusted Return on Capital Reconciliation
Comparable Earnings (Loss) Before Interest, Taxes, Depreciation and Amortization (Actual and Forecast)	Earnings (Loss) from Continuing Operations	Comparable EBITDA Reconciliation
Cash Flow Measures:		
Total Cash Generated and Free Cash Flow (Actual and Forecast)	Cash Provided by Operating Activities	Cash Flow Reconciliation
Debt Measures:		
Total Obligations and Total Obligations to Equity	Balance Sheet Debt and Debt to Equity	Debt to Equity Reconciliation

Earnings (Loss) and EPS from Continuing Operations Reconciliation (1)

($ Millions, except Per Share Data)

	4Q19 Earnings	4Q19 EPS	4Q18 Earnings	4Q18 EPS
GAAP	$ (53.1)	$ (1.02)	$ 111.8	$ 2.12
Non-operating pension costs	30.6	0.59	3.2	0.06
ERP implementation costs	5.7	0.11	0.6	0.01
Restructuring and other, net	16.1	0.31	3.1	0.06
Tax adjustments	—	—	(20.0)	(0.38)
Comparable	$ (0.7)	$ (0.01)	$ 98.6	$ 1.87

	YTD19 Earnings	YTD19 EPS	YTD18 Earnings	YTD18 EPS
GAAP	$ (23.3)	$ (0.45)	$ 286.9	$ 5.43
Non-operating pension costs	44.9	0.85	4.7	0.09
ERP implementation costs	15.8	0.30	0.6	0.01
Restructuring and other, net	26.5	0.51	4.5	0.08
Gain on sale of property	(13.8)	(0.26)	—	—
Goodwill impairment	—	—	15.5	0.29
Tax law changes	—	—	(3.0)	(0.06)
Uncertain tax position adjustment	—	—	(4.4)	(0.08)
Tax reform-related and other tax adjustments, net	3.5	0.06	10.0	0.19
Comparable	$ 53.6	$ 1.01	$ 314.8	$ 5.95

Note: Amounts may not be additive due to rounding.

(1) The reconciliation of the EBT and Tax Rate for these items are included on next slide.

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

Ryder Ever better.

45

Earnings (Loss) Before Income Tax and Tax Rate from Continuing Operations Reconciliation

($ Millions)

	4Q19 EBT	4Q19 Tax	4Q19 Tax Rate	YTD19 EBT	YTD19 Tax	YTD19 Tax Rate
GAAP	$ (122.2)	$ 69.2	56.6 %	$ (42.3)	$ 19.0	44.9 %
Non-operating pension costs	40.3	(9.8)		60.4	(15.6)	
ERP implementation costs	7.6	(2.0)		21.3	(5.5)	
Restructuring and other, net	21.6	(5.4)		35.3	(8.8)	
Gain on sale of property	—	—		(18.6)	4.8	
Tax adjustments	—	—		—	3.5	
Comparable [1]	$ (52.7)	$ 52.0	98.7 %	$ 56.1	$ (2.5)	4.5 %

	4Q18 EBT	4Q18 Tax	4Q18 Tax Rate	YTD18 EBT	YTD18 Tax	YTD18 Tax Rate
GAAP	$ 116.0	$ (4.2)	3.6 %	389.5	$ (102.5)	26.3 %
Non-operating pension costs	4.3	(1.1)		7.5	(2.9)	
Goodwill impairment	—	—		15.5	—	
Restructuring and other, net	3.8	(0.6)		5.6	(1.1)	
ERP implementation costs	0.7	(0.2)		0.7	(0.2)	
Tax adjustments	—	(20.0)		—	2.6	
Comparable [1]	$ 124.8	$ (26.2)	21.0 %	$ 418.9	$ (104.1)	24.8 %

Note: Amounts may not be additive due to rounding.

(1) The comparable provision for income taxes is computed using the same methodology as the GAAP provision for income taxes. Income tax effects of non-GAAP adjustments are calculated based on the statutory tax rates of the jurisdiction to which the non-GAAP adjustments relate.

EPS Forecast - Continuing Operations

($ Millions or $ Earnings Per Share)

	First Quarter 2020	Full Year 2020
EPS forecast	$(1.00) - $(1.15)	$0.22 - $0.62
Non-operating pension costs, net of tax	0.03	0.12
ERP implementation costs	0.13	0.34
Restructuring and other, net	0.05	0.28
Tax adjustments	0.14	0.14
Comparable EPS forecast	$(0.65) - $(0.80)	$1.10 - $1.50

	Fourth Quarter 2019	Full Year 2019
EPS	($1.02)	($0.45)
Non-operating pension costs	0.59	0.85
ERP implementation costs	0.11	0.30
Restructuring and other, net	0.31	0.51
Gain on sale of property	—	(0.26)
Tax reform-related and other tax adjustments	—	0.06
Comparable EPS	$(0.01)	$1.01

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

Adjusted Return on Equity Reconciliation [1]

($ Millions)

	2011	2012	2013	2014	2015
Net earnings [2]	$ 170	$ 210	$ 238	$ 218	$ 305
Other items impacting comparability [7]	6	17	—	115	18
Income taxes [3]	108	91	126	118	164
Adjusted earnings before income taxes	284	317	363	451	486
Adjusted income taxes [4]	(106)	(115)	(127)	(162)	(171)
Adjusted net earnings [A]	$ 178	$ 202	$ 236	$ 289	$ 315
Average total shareholders' equity [5]	$ 1,428	$ 1,406	$ 1,594	$ 1,926	$ 1,895
Average adjustments to shareholders' equity [6]	4	(3)	(2)	8	11
Adjusted average total equity [B]	$ 1,432	$ 1,403	$ 1,592	$ 1,934	$ 1,906
Adjusted Return on Equity [A]/[B]	12.4 %	14.4 %	14.8 %	14.9 %	16.5 %

(1) Non-GAAP elements of this calculation have been reconciled to the corresponding GAAP measures. A numerical reconciliation of net earnings to adjusted net earnings and average shareholders' equity to adjusted average total equity is provided on this slide.
(2) Earnings calculated based on a 12-month rolling period.
(3) Includes income taxes on discontinued operations.
(4) Adjusted income taxes represents the tax provision on adjusted earnings before income taxes.
(5) The average is calculated based on the GAAP balances.
(6) Represents the impact of other items impacting comparability, net of tax, to equity for the respective period.
(7) Other items impacting comparability are comprised of the following:

	2011	2012	2013	2014	2015
Restructuring and other, net	$ 3.7	$ 8.1	$ (0.5)	$ 3.4	$ 18.1
Pension-related adjustments	—	—	2.8	12.6	(0.5)
Pension lump sum settlement expense	—	—	—	97.2	—
Acquisition-related tax adjustment	—	—	—	1.8	—
Superstorm Sandy vehicle-related (recoveries) losses	—	8.2	(0.6)	—	—
Foreign currency translation benefit	—	—	(1.9)	—	—
Acquisition transaction costs	2.1	0.4	—	—	—
Other items impacting comparability	$ 5.8	$ 16.7	$ (0.2)	$ 115.0	$ 17.6

Adjusted Return on Equity Reconciliation [1]

($ Millions)

	2016	2017	2018	2019	2020 Forecast
Net earnings [2]	$ 263	$ 720	$ 285	$ (24)	$ 30
Other items impacting comparability [7]	13	24	22	38	45
Income taxes [3]	142	(423)	103	(19)	30
Adjusted earnings before income taxes	418	321	409	(5)	105
Adjusted income taxes [4]	(147)	(112)	(101)	13	(40)
Adjusted net earnings [A]	$ 271	$ 209	$ 308	$ 8	$ 65
Average total shareholders' equity [5]	$ 2,053	$ 1,984	$ 2,493	$ 2,533	$ 2,420
Average adjustments to shareholders' equity [6]	2	(99)	(78)	15	25
Adjusted average total equity [B]	$ 2,055	$ 1,885	$ 2,415	$ 2,548	$ 2,445
Adjusted Return on Equity [A]/[B]	13.2 %	11.1 %	12.7 %	0.3 %	2.7 %

(1) Non-GAAP elements of this calculation have been reconciled to the corresponding GAAP measures. A numerical reconciliation of net earnings to adjusted net earnings and average shareholders' equity to adjusted average total equity is provided on this slide.
(2) Earnings calculated based on a 12-month rolling period.
(3) Includes income taxes on discontinued operations.
(4) Adjusted income taxes represents the tax provision on adjusted earnings before income taxes.
(5) The average is calculated based on the GAAP balances.
(6) Represents the impact of other items impacting comparability, net of tax, to equity for the respective period.
(7) Other items impacting comparability are comprised of the following:

	2016	2017	2018	2019	2020 Forecast
Restructuring and other, net	$ 5.1	$ 17.3	$ 5.6	$ 35.3	$ 20.0
Pension-related adjustments	7.7	5.5	—	—	—
Operating tax adjustment	—	2.2	—	—	—
Tax reform-related and other tax adjustments, net	—	23.3	—	—	—
Gain on sale of property	—	(24.1)	—	(18.6)	—
Goodwill impairment	—	—	15.5	—	—
ERP implementation costs	—	—	0.7	21.3	25.0
Other items impacting comparability	$ 12.8	$ 24.2	$ 21.8	$ 38.0	$ 45.0

Adjusted Return on Capital Reconciliation [1]

($ Millions)

	2011	2012	2013	2014	2015
Net earnings [2]	$ 170	$ 210	$ 238	$ 218	$ 305
Other items impacting comparability [9]	6	17	—	115	18
Income taxes [3]	108	91	126	118	164
Adjusted earnings before income taxes	284	317	363	451	486
Adjusted interest expense [4]	135	144	141	145	151
Adjusted income taxes [5]	(157)	(167)	(177)	(214)	(224)
Adjusted net earnings [A]	$ 262	$ 294	$ 327	$ 383	$ 413
Average total debt [6]	$ 3,079	$ 3,778	$ 4,015	$ 4,653	$ 5,177
Average off-balance sheet debt	78	2	1	2	1
Average total shareholders' equity [6]	1,428	1,406	1,594	1,926	1,895
Average adjustments to shareholders' equity [7]	4	(3)	(2)	8	11
Adjusted average total capital [B]	$ 4,588	$ 5,182	$ 5,608	$ 6,589	$ 7,084
Adjusted return on capital [A]/[B]	5.7 %	5.7 %	5.8 %	5.8 %	5.8 %
Weighted average cost of capital	5.5 %	4.8 %	4.8 %	4.7 %	4.4 %
Adjusted return on capital spread [8]	0.2 %	0.9 %	1.0 %	1.1 %	1.4 %

(1) Non-GAAP elements of this calculation have been reconciled to the corresponding GAAP measures. A numerical reconciliation of net earnings to adjusted net earnings and average total debt and average shareholders' equity to adjusted average total capital is provided on this slide.
(2) Earnings calculated based on a 12-month rolling period.
(3) Includes income taxes on discontinued operations.
(4) Interest expense includes interest on off-balance sheet vehicle obligations.
(5) Adjusted income taxes represents the tax provision on adjusted earnings before income taxes and adjusted interest expense.
(6) The average is calculated based on the average GAAP balances.
(7) Represents comparable earnings items for those periods.
(8) Represents the adjusted return on capital vs. cost of capital (trailing 12 months).
(9) Other items impacting comparability are discussed in our Adjusted Return on Equity Reconciliation.

Adjusted Return on Capital Reconciliation [1]

($ Millions)

	2016	2017 [9]	2018 [9]	2019	2020 Forecast
Net earnings [2]	$ 263	$ 720	$ 285	$ (24)	$ 30
Other items impacting comparability [10]	13	24	22	38	45
Income taxes [3]	142	(423)	103	(19)	30
Adjusted earnings before income taxes	418	321	409	(5)	105
Adjusted interest expense [4]	148	142	181	241	250
Adjusted income taxes [5]	(199)	(162)	(146)	(43)	(105)
Adjusted net earnings [A]	$ 367	$ 301	$ 443	$ 193	$ 250
Average total debt [6]	$ 5,549	$ 5,390	$ 6,020	$ 7,427	$ 7,800
Average off-balance sheet debt	1	—	—	—	—
Average total shareholders' equity [6]	2,053	1,916	2,492	2,533	2,420
Average adjustments to shareholders' equity [7]	2	(61)	(37)	15	25
Adjusted average total capital [B]	$ 7,606	$ 7,245	$ 8,476	$ 9,975	$ 10,245
Adjusted return on capital [A]/[B]	4.8 %	4.2 %	5.2 %	1.9 %	2.5 %
Weighted average cost of capital	4.3 %	4.1 %	4.8 %	4.8 %	4.4 %
Adjusted return on capital spread [8]	0.5 %	0.1 %	0.4 %	(2.9)%	(1.9)%

(1)   Non-GAAP elements of this calculation have been reconciled to the corresponding GAAP measures. A numerical reconciliation of net earnings to adjusted net earnings and average total debt and average shareholders' equity to adjusted average total capital is provided on this slide.
(2)   Earnings calculated based on a 12-month rolling period.
(3)   Includes income taxes on discontinued operations.
(4)   Interest expense includes interest on off-balance sheet vehicle obligations.
(5)   Adjusted income taxes represents the tax provision on adjusted earnings before income taxes and adjusted interest expense.
(6)   The average is calculated based on the average GAAP balances. Upon adoption of the new leasing accounting standard retrospectively in 2019, there is no longer any off-balance sheet debt.
(7)   Represents comparable earnings items for those periods.
(8)   Represents the adjusted return on capital vs. cost of capital (trailing 12 months).
(9)   These amounts have been recasted to reflect the impact of the lease accounting standard. Periods prior to 2017 do not reflect the impact from the lease accounting standard.
(10) Other items impacting comparability are discussed in our Adjusted Return on Equity Reconciliation.

FLEET LEASING & MAINTENANCE   I   DEDICATED TRANSPORTATION   I   SUPPLY CHAIN SOLUTIONS

Adjusted Return on Capital Reconciliation [1]

($ Millions)

	2017			2018			2019		
	FMS	SCS	DTS	FMS	SCS	DTS	FMS	SCS	DTS
Net segment earnings [2]	$ 709	$ 65	$ 43	$ 258	$ 95	$ 45	$ (34)	$ 103	$ 59
Non-operating pension costs	(25)	—	—	(5)	—	—	(57)	—	—
Income taxes	(413)	34	13	82	35	16	(37)	42	22
Adjusted segment earnings before income taxes	270	99	55	335	130	61	(128)	145	81
Adjusted interest expense [3]	145	3	8	181	10	12	243	13	14
Adjusted income taxes [4]	374	(35)	(16)	(125)	(38)	(19)	(4)	(45)	(26)
Adjusted net segment earnings [A]	$ 790	$ 67	$ 48	$ 392	$ 102	$ 54	$ 111	$ 113	$ 70
Average total debt [5]	$ 5,544	$ (81)	$ (75)	$ 6,111	$ 12	$ (90)	$ 7,630	$ 8	$ (114)
Average off-balance sheet debt	—	237	395	—	216	365	—	260	420
Average total shareholders' equity [5]	1,308	418	109	1,892	464	117	1,854	548	131
Average adjustments related to non-operating pension costs [6]	(66)	—	—	(72)	—	—	(87)	—	—
Adjusted average total capital [B]	$ 6,785	$ 574	$ 429	$ 7,931	$ 692	$ 392	$ 9,397	$ 816	$ 437
Adjusted return on capital [A]/[B] [7]	11.6 %	11.7 %	11.2 %	4.9 %	14.7 %	13.8 %	1.2 %	13.9 %	16.0 %

(1) Non-GAAP elements of this calculation have been reconciled to the corresponding GAAP measures. A numerical reconciliation of net segment earnings to adjusted net segment earnings and average total debt and average shareholders' equity to adjusted average total capital is provided on this slide.
(2) Earnings calculated based on a 12-month rolling period.
(3) Interest expense includes interest on off-balance sheet vehicle obligations.
(4) Adjusted income taxes represents the tax provision on adjusted earnings before income taxes and adjusted interest expense.
(5) The average is calculated based on the average GAAP balances.
(6) Represents the average of the cumulative impact of non-operating pensions costs to equity.
(7) The sum of the amounts that comprise Adjusted Return on Capital by Business Segment does not reconcile to our consolidated totals due to corporate operations and intercompany eliminations not presented above.

Comparable EBITDA Reconciliation[1]

($ Millions)

	2011	2012	2013
Earnings from continuing operations	$ 171.4	$ 200.7	$ 243.3
Provision for income taxes	108.0	102.1	125.7
Earnings before income taxes from continuing operations	279.4	302.8	369.0
Non-operating pension costs	18.7	31.4	22.2
Restructuring and other, net	3.7	8.1	(0.5)
Pension-related adjustments	—	—	2.8
Superstorm Sandy vehicle-related (recoveries) losses	—	8.2	(0.6)
Foreign currency translation benefit	—	—	(1.9)
Acquisition transaction costs	2.1	0.4	—
Comparable earnings before income taxes	303.8	350.9	391.1
Interest expense	133.2	140.6	140.5
Depreciation	872.3	939.7	967.2
Losses from used vehicle fair value adjustments	—	—	16.4
Amortization	8.8	8.4	7.9
Comparable EBITDA	$ 1,318.0	$ 1,439.5	$ 1,523.1

(1) Non-GAAP elements of this calculation have been reconciled to the corresponding GAAP measures. A numerical reconciliation of earnings before income taxes from continuing operations to comparable earnings before income taxes from continuing operations is provided on this slide.

Note: Amounts may not be additive due to rounding.

FLEET LEASING & MAINTENANCE I DEDICATED TRANSPORTATION I SUPPLY CHAIN SOLUTIONS

Ryder
Ever better.

Comparable EBITDA Reconciliation[1]

($ Millions)

	2014	2015	2016	2017 [2]
Earnings from continuing operations	$ 220.2	$ 306.0	$ 265.2	$ 720.1
Provision for income taxes	118.1	163.2	142.0	(423.7)
Earnings before income taxes from continuing operations	338.3	469.2	407.3	296.4
Non-operating pension costs	5.5	17.8	29.9	27.7
Restructuring and other, net	3.4	18.1	5.1	17.3
Pension-related adjustments	12.6	(0.5)	7.7	5.5
Pension lump sum settlement expense	97.2	—	—	—
Operating tax adjustment	—	—	—	2.2
Tax reform-related and other tax adjustments, net	—	—	—	23.3
Gain on sale of property	—	—	—	(24.1)
Acquisition-related tax adjustment	1.8	—	—	—
Comparable earnings before income taxes	458.7	504.6	449.9	348.3
Interest expense	144.7	150.4	147.8	141.9
Depreciation	1,047.0	1,122.0	1,187.1	1,257.7
Losses from used vehicle fair value adjustments	10.8	18.0	67.4	58.1
Amortization	6.9	6.8	5.8	5.8
Comparable EBITDA	$ 1,668.2	$ 1,801.7	$ 1,858.2	$ 1,812.0

(1) Non-GAAP elements of this calculation have been reconciled to the corresponding GAAP measures. A numerical reconciliation of earnings before income taxes from continuing operations to comparable earnings before income taxes from continuing operations is provided on this slide.

(2) These amounts have been recast to reflect the impact of the lease accounting standard adopted in 2019. Periods prior to 2017 do not reflect the impact from the lease accounting standard.

Note: Amounts may not be additive due to rounding.

Comparable EBITDA Reconciliation [1]

($ Millions)

	Three months ended December 31,		Twelve month ended December 31,		
	2019	**2018** [2]	**2020 Forecast**	**2019**	**2018** [2]
Earnings (loss) from continuing operations	$ (53.1)	$ 111.8	$ 30.0	$ (23.3)	$ 286.9
Provision for income taxes	(69.2)	4.2	30.0	(19.0)	102.5
Earnings (loss) before income taxes from continuing operations	(122.2)	116.0	60.0	(42.3)	389.5
Non-operating pension costs	40.3	4.3	10.0	60.4	7.5
ERP implementation costs	7.6	0.7	25.0	21.3	0.7
Restructuring and other, net	21.6	3.8	20.0	35.3	5.6
Gain on sale of property	—	—	—	(18.6)	—
Goodwill impairment	—	—	—	—	15.5
Comparable earnings (loss) before income taxes	(52.7)	124.8	115.0	56.1	418.9
Interest expense	62.8	51.7	250.0	241.4	180.5
Depreciation	536.2	366.6	1,870.0	1,878.9	1,388.6
Losses from used vehicle fair value adjustments	15.2	14.6	20.0	83.1	53.7
Amortization	2.0	2.0	10.0	8.3	7.6
Comparable EBITDA	$ 563.5	$ 559.8	$ 2,265.0	$ 2,267.8	$ 2,049.4

(1) Non-GAAP elements of this calculation have been reconciled to the corresponding GAAP measures. A numerical reconciliation of earnings before income taxes from continuing operations to comparable earnings before income taxes from continuing operations is provided on this slide.

(2) These amounts have been recast to reflect the impact of the lease accounting standard adopted in 2019. Periods prior to 2017 do not reflect the impact from the lease accounting standard.

Note: Amounts may not be additive due to rounding.

Cash Flow Reconciliation

($ Millions)

	2011	2012	2013	2014	2015
Cash Provided by Operating Activities from Continuing Operations	$ 1,042	$ 1,160	$ 1,252	$ 1,383	$ 1,442
Proceeds from Sales (Primarily Revenue Earning Equipment) [1]	337	413	452	497	427
Collections of Direct Finance Leases [1]	62	72	71	66	71
Other, net [1]	—	—	8	(1)	—
Total Cash Generated	1,442	1,645	1,783	1,944	1,940
Capital Expenditures [1], [2]	(1,699)	(2,133)	(2,123)	(2,259)	(2,668)
Free Cash Flow [3]	$ (257)	$ (488)	$ (340)	$ (315)	$ (728)
Memo:					
Depreciation Expense [4]	$ 863	$ 944	$ 967	$ 1,047	$ 1,122
Net Cash Used in Investing Activities	(1,657)	(1,635)	(1,604)	(1,705)	(2,161)
Net Cash Provided by (Used in) Financing Activities	504	438	347	312	731

Note: Amounts may not be additive due to rounding.

(1) Included in cash flows from investing activities.
(2) Capital expenditures presented net of changes in accounts payable related to purchases of revenue earning equipment.
(3) Non-GAAP financial measure. We refer to the net amount of cash generated from operating activities and investing activities (excluding changes in restricted cash and acquisitions) from continuing operations as "free cash flow". We calculate free cash flow as the sum of net cash provided by operating activities from continuing operations and net cash provided by the sale of revenue earning equipment and operating property and equipment, collections on direct finance leases and other cash inflows from investing activities, less purchases of revenue earning equipment and property.
(4) Includes adjustment to reclassify losses from fair value adjustments on our used vehicles to "Used Vehicles Sales, Net".

Cash Flow Reconciliation

($ Millions)

	2016	2017 [5]	2018 [5]	2019	2020 Forecast
Cash Provided by Operating Activities from Continuing Operations	$ 1,601	$ 1,628	$ 1,718	$ 2,141	$ 2,130
Proceeds from Sales (Primarily Revenue Earning Equipment)[1]	421	429	396	518	430
Collections of Direct Finance Leases [1]	77	N/A	N/A	N/A	N/A
Total Cash Generated	2,099	2,057	2,114	2,659	2,560
Capital Expenditures [1], [2]	(1,905)	(1,860)	(3,050)	(3,735)	(2,210)
Free Cash Flow [3]	$ 194	$ 197	$ (936)	$ (1,077)	$ 350
Memo:					
Depreciation Expense [4]	$ 1,187	$ 1,258	$ 1,389	$ 1,879	$ 1,870
Net Cash Used in Investing Activities	(1,406)	(1,439)	(2,821)	(3,217)	(1,700)
Net Cash Provided by (Used in) Financing Activities	(186)	(162)	1,086	1,084	(400)

Note: Amounts may not be additive due to rounding.

(1) Included in cash flows from investing activities.
(2) Capital expenditures presented net of changes in accounts payable related to purchases of revenue earning equipment.
(3) Non-GAAP financial measure. We refer to free cash flow as the sum of net cash provided by operating activities from continuing operations and net cash provided by the sale of revenue earning equipment and operating property and equipment, collections on direct finance leases and other cash inflows from investing activities, less purchases of revenue earning equipment and property.
(4) Includes adjustment to reclassify losses from fair value adjustments on our used vehicles to "Used Vehicles Sales, Net".
(5) These amounts have been recast to reflect the impact of the lease accounting standard adopted in 2019. Prior full year periods do not reflect the impact from the lease accounting standard.

Debt to Equity Reconciliation[1]

($ Millions)

	2011	% to Equity
Debt	$ 3,382	257 %
PV of minimum lease payments and guaranteed residual values under operating leases for vehicles	64	
Total Obligations [2]	$ 3,446	261 %

(1) The debt to equity metric was not revised in years prior to 2012 to reflect the change in accounting treatment of certain sale-leaseback transactions as debt.

(2) For years beginning in 2012, sale-leaseback transactions that were previously accounted for as off-balance sheet are now included in GAAP balance sheet debt. The Company does not reconcile total obligations to equity for these years as this metric is the same as the debt to equity metric.

Note: Amounts may not recalculate due to rounding.

